SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 5, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures: Ten Nokia stock exchange releases dated June 5, 2018:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Baldauf, Sari

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604110614_2

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 6,306 Unit price: 4.985 EUR

(2): Volume: 2,760 Unit price: 4.985 EUR

(3): Volume: 151 Unit price: 4.985 EUR

(4): Volume: 531 Unit price: 4.985 EUR

(5): Volume: 93 Unit price: 4.985 EUR

Aggregated transactions

(5): Volume: 9,841 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

1

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 1,047 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 1,047 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

Venue: BATS CHI-X EUROPE -BXE ORDER BOOKS (BATE)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 1,248 Unit price: 4.985 EUR

(2): Volume: 500 Unit price: 4.985 EUR

Aggregated transactions

(2): Volume: 1,748 Volume weighted average price: 4.985 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications

2

Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

3

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Brown, Bruce

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604103705_2

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 15,005 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 15,005 Volume weighted average price: 4.985 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Horan, Jeanette

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604111303_2

Transaction date: 2018-06-01

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 748 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 748 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

1

Transaction details

(1): Volume: 6,364 Unit price: 4.985 EUR

(2): Volume: 5,297 Unit price: 4.985 EUR

Aggregated transactions

(2): Volume: 11,661 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

Venue: TURQUOISE (TRQX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 969 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 969 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

Venue: BATS CHI-X EUROPE -BXE ORDER BOOKS (BATE)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 442 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 442 Volume weighted average price: 4.985 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

2

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

3

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Hughes, Louis

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604111655_2

Transaction date: 2018-06-01

Venue: BATS CHI-X EUROPE -BXE ORDER BOOKS (BATE)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 808 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 808 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

1

Transaction details

(1): Volume: 6,457 Unit price: 4.985 EUR

(2): Volume: 6,457 Unit price: 4.985 EUR

(3): Volume: 98 Unit price: 4.985 EUR

Aggregated transactions

(3): Volume: 13,012 Volume weighted average price: 4.985 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Kozel, Edward

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604104353_2

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 41 Unit price: 4.985 EUR

(2): Volume: 6,457 Unit price: 4.985 EUR

(3): Volume: 3,067 Unit price: 4.985 EUR

(4): Volume: 1,000 Unit price: 4.985 EUR

(5): Volume: 4,632 Unit price: 4.985 EUR

(6): Volume: 203 Unit price: 4.985 EUR

Aggregated transactions

(6): Volume: 15,400 Volume weighted average price: 4.985 EUR

1

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation

Managers’ transactions

June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Nelson, Elizabeth

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604125940_3

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 1,057 Unit price: 4.985 EUR

(2): Volume: 12,707 Unit price: 4.985 EUR

(3): Volume: 56 Unit price: 4.985 EUR

Aggregated transactions

(3): Volume: 13,820 Volume weighted average price: 4.985 EUR

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and

1

consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Piou, Olivier

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604112235_2

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 707 Unit price: 4.985 EUR

(2): Volume: 3,334 Unit price: 4.985 EUR

(3): Volume: 56 Unit price: 4.985 EUR

(4): Volume: 825 Unit price: 4.985 EUR

(5): Volume: 6,145 Unit price: 4.985 EUR

Aggregated transactions

(5): Volume: 11,067 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

Venue: BATS CHI-X EUROPE -CXE ORDER BOOKS (CHIX)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 2,295 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 2,295 Volume weighted average price: 4.985 EUR

Transaction date: 2018-06-01

Venue: BATS CHI-X EUROPE -BXE ORDER BOOKS (BATE)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 1,248 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 1,248 Volume weighted average price: 4.985 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications

Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Siilasmaa, Risto

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604103252_2

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 79 Unit price: 4.985 EUR

(2): Volume: 34,670 Unit price: 4.985 EUR

Aggregated transactions

(2): Volume: 34,749 Volume weighted average price: 4.985 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Smits-Nusteling, Carla

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604105118_2

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 14,896 Unit price: 4.985 EUR

(2): Volume: 109 Unit price: 4.985 EUR

Aggregated transactions

(2): Volume: 15,005 Volume weighted average price: 4.985 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 5, 2018

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 5, 2018 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Stadigh, Kari

Position: Member of the Board/Deputy member

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20180604105646_2

Transaction date: 2018-06-01

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: RECEIPT OF A SHARE-BASED INCENTIVE OR REMUNERATION

Transaction details

(1): Volume: 12,636 Unit price: 4.985 EUR

Aggregated transactions

(1): Volume: 12,636 Volume weighted average price: 4.985 EUR

About Nokia
We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

1

We adhere to the highest ethical business standards as we create technology with social purpose, quality and integrity. Nokia is enabling the infrastructure for 5G and the Internet of Things to transform the human experience www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal